SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                               SCHEDULE 13D
                              (Rule 13d-101)

                Under the Securities Exchange Act of 1934

                             (Amendment No. 1)

                     Computer Language Research, Inc.
                             (Name of Issuer)

                  Common Stock, par value $.01 per share
                      (Title of Class and Securities)

                                 205195100
                              (CUSIP Number)

                            Carol Winn Dunaway
                              500 Alta Drive
                          Fort Worth, Texas 76107
                              (817) 735-1111
              (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                             January 12, 1998
          (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


                      (Continued on following pages)

                            (Page 1 of 8 Pages)

                               SCHEDULE 13D

   CUSIP No. 205195100
   _________________________________________________________________
   (1)  NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Carol Winn Dunaway
   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  ( )
                                                         (b)  (x)
   _________________________________________________________________
   (3)  SEC USE ONLY


   _________________________________________________________________
   (4)  SOURCE OF FUNDS
             N/A
   _________________________________________________________________
   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

   __________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
   _________________________________________________________________
                                   (7)  SOLE VOTING POWER
         NUMBER OF                      2,167,500*
          SHARES                 ___________________________________
       BENEFICIALLY                (8)  SHARED VOTING POWER
         OWNED BY                       2,854,412**
           EACH                  ___________________________________
         REPORTING                 (9)  SOLE DISPOSITIVE POWER
          PERSON                        2,167,500*
           WITH                  ___________________________________
                                  (10)  SHARED DISPOSITIVE POWER
                                        2,854,412**
   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        5,021,912* **
   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES                                      ( )
   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        34.7%
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON

        IN
   _________________________________________________________________

                          NOTES TO PRECEDING PAGE

        * Includes 267,500 Shares held by the Carol Winn Dunaway Family Trust, of which Mrs. Dunaway is the sole trustee. Mrs. Dunaway disclaims beneficial ownership of such Shares.

        ** Includes 26,650 Shares and options to purchase 15,000 Shares awarded under the Company's stock option plans held by Mrs. Dunaway's spouse; 696,150 Shares held by the Winn Family Irrevocable Trust, of which Mrs. Dunaway is a co-trustee; and 299,050 Shares held by the Francis W. Winn Grandchildren's Trust, of which Mrs. Dunaway is a co-trustee. Mrs. Dunaway disclaims beneficial ownership of all such Shares. Includes 1,438,462 Shares held by Winn Family Ltd., a limited partnership of which Mrs. Dunaway is a general partner. Mrs. Dunaway disclaims beneficial ownership of such Shares except to the extent of her ownership interest therein. Includes 379,100 Shares held by Turtle Creek Group, Ltd., a limited partnership of which Mrs. Dunaway is a limited partner. The general partner of Turtle Creek Group, Ltd. is Turtle Creek Group Management, L.C., a limited liability company of which Mrs. Dunaway is a member and her spouse is the managing member. Mrs. Dunaway disclaims beneficial ownership of such Shares, except to the extent of her ownership interest in each of Turtle Creek Group, Ltd. and Turtle Creek Group Management, L.C.


        This statement constitutes Amendment No. 1 to the Schedule 13D filed by Carol Winn Dunaway on or about August 24, 1994. The Schedule 13D, as originally filed, is hereinafter referred to as the "Schedule 13D". All capitalized terms used herein and otherwise undefined shall have the meanings ascribed in the Schedule 13D. This Amendment is being filed to reflect the agreements and transactions described in Items 4 and 6 by and among Computer Language Research, Inc., a Texas corporation (the "Company"), The Thomson Corporation, a corporation incorporated under the laws of Ontario, Canada ("Thomson"), Sabre Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of Thomson ("Purchaser"), Mrs. Dunaway and certain other stockholders as described below.

   ITEM 4.   PURPOSE OF TRANSACTION.

   Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

   The primary purpose of the transactions described in Item 6 of this Amendment is to effectuate and facilitate the sale of the entire equity interest in the Company to Thomson.

   ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

   Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

   (a) The aggregate number of shares of Common Stock, par value $.01 per share, of the Company (the "Shares") that may be deemed to be beneficially owned by Mrs. Dunaway is 5,021,912, which includes the right of Mrs. Dunaway's spouse, James R. Dunaway, Jr., to acquire 15,000 Shares pursuant to options awarded under the Company's stock option plans. Such Shares, including Shares underlying such options, constitute 34.7% of the Shares outstanding.

   (b) Mrs. Dunaway has sole voting and dispositive power and shared voting and dispositive power with respect to Shares as follows:

        (i)  Sole Voting and Dispositive Power

        Nature of Holding                  No. of Shares

        Personal                           1,900,000

        Carol Winn Dunaway Family Trust    267,500

        Mrs. Dunaway is the sole trustee of the Carol Winn Dunaway Family Trust. She disclaims beneficial ownership of Shares held by such trust.

        (ii) Shared Voting and Dispositive Power

        Nature of Holding                  No. of Shares

        Winn Family Ltd.(1)                1,438,462

        Winn Family Irrevocable            696,150
        Trust(2)

        Turtle Creek Group, Ltd.(3)        379,100

        James R. Dunaway, Jr.
        (spouse)(4)                        41,650

        Francis W. Winn
        Grandchildren's Trust(5)           299,050


        (1)  Mrs. Dunaway is one of three general partners of Winn Family
   Ltd. She shares voting and dispositive power equally with the other two general partners, Dr. David L. Winn and Mr. Stephen T. Winn (both of whom are Mrs. Dunaway's brothers). Information required for Dr. David L. Winn and Mr. Stephen T. Winn pursuant to Item 5(b) is as follows:

        (a)  Dr. David L. Winn, M.D.       (a)  Mr. Stephen T. Winn

        (b)  RR 2, Box 332W                (b)  2395 Midway Road
             Leander, TX 78641                  Carrollton, TX 75006

        (c)  Physician                     (c)  President and CEO
             190 Buttercup Creek Blvd.          Computer Language Research,Inc.
             Cedar Park, TX 76107               2395 Midway Road
                                                Carrollton, TX 75006

        (d)  None                          (d)  None

        (e)  None                          (e)  None

        (f)  United States                 (f)  United States

        Mrs. Dunaway disclaims beneficial ownership of the Shares held by Winn Family Ltd. except to the extent of her ownership interest therein.

        (2) Mrs. Dunaway is one of three co-trustees of the Winn Family Irrevocable Trust. She shares voting and dispositive power equally with her co-trustees, Dr. David L. Winn and Mr. Stephen T. Winn. See (1) above for information required by Item 5(b) for Dr. David L. Winn and Mr. Stephen T. Winn. Mrs. Dunaway disclaims beneficial ownership of the Shares held by the Winn Family Irrevocable Trust.

        (3) Mrs. Dunaway is a limited partner of Turtle Creek Group, Ltd., a limited partnership. The general partner of Turtle Creek Group, Ltd. is Turtle Creek Group Management, L.C., a limited liability company of which Mrs. Dunaway is a member and her husband, James R. Dunaway, Jr. is the managing member.
Mrs. Dunaway disclaims beneficial ownership of such Shares except to the extent of her ownership interest in Turtle Creek Group, Ltd. and Turtle Creek Group Management, L.C. Information required to be furnished for James R. Dunaway, Jr. by Item 5(b) is as follows:

        (a)  James R. Dunaway, Jr.

        (b)  Dunaway Associates, Inc.
             1501 Merrimac Circle
             Fort Worth, TX 76107

        (c)  Professional Engineer
             Dunaway Associates, Inc.
             1501 Merrimac Circle
             Fort Worth, TX 76107

        (d)  None

        (e)  None

        (f)  United States

        (4) Mrs. Dunaway's husband, James R. Dunaway, Jr., is the record owner of 26,650 Shares and has the right to acquire an additional 15,000 Shares pursuant to options awarded under the Company's stock option plans. See (3) above for information required by Item 5(b) for James R. Dunaway, Jr. Mrs. Dunaway disclaims beneficial ownership of Shares and options held James R. Dunaway, Jr.

        (5) Mrs. Dunaway is one of three co-trustees of the Francis W. Winn Grandchildren's Trust. She shares voting and dispositive power with her co-trustees, Dr. David L. Winn and Mr. Stephen T. Winn. See (1) above for information required by Item 5(b) for Dr. David L. Winn and Mr. Stephen T. Winn. Mrs. Dunaway disclaims beneficial ownership of the Shares held by the Francis W. Winn Grandchildren's Trust.

   (c) No transactions in Shares have been effected by Mrs. Dunaway in the last 60 days, except as described in Items 4 and 6 of this Amendment.

   (d)  None

   (e)  Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The Offer. The Company, Thomson and Purchaser have entered into an Agreement and Plan of Merger, dated as of January 12, 1998 (the "Merger Agreement"), pursuant to which, among other things, Purchaser has commenced a cash tender offer for all outstanding Shares (the "Offer") at $22.50 per Share.

The Merger. The Merger Agreement provides that, subject to certain conditions set forth therein, Purchaser will be merged (the "Merger") with and into the Company, with the Company as the surviving corporation (the "Surviving Corporation") and a wholly owned subsidiary of Thomson. In the Merger, each issued and outstanding Share (other than treasury Shares, Shares owned by Thomson, Purchaser or any wholly owned subsidiaries of Thomson or the Company and dissenting Shares) will be converted into the right to receive $22.50 in cash (or any higher price paid per Share pursuant to the Offer).

   The Merger Agreement provides that employees of the Company who hold stock options (the "Optionees") that were awarded prior to the effective time of the Merger (the "Options") shall be vested in a specified percentage of such Options (the "Vested Options"). Each Optionee holding Vested Options shall receive from the Company a lump sum amount in cash equal to the product of (i) the difference between $22.50 (or any higher price paid per Share pursuant to the Offer) and the per Share exercise price of the Vested Option and (ii) the number of Shares subject to such Vested Option. All unvested Options shall lapse and become void as of the effective time of the Merger.

Stock Purchase Agreement. In connection with the Merger Agreement, Thomson, Purchaser, Mrs. Dunaway and certain other stockholders of the Company (collectively with Mrs. Dunaway, the "Stockholders") entered into a stock purchase agreement (the "Stock Purchase Agreement") pursuant to which Purchaser agreed to buy, and each Stockholder agreed to sell, all of the Shares held by such Stockholder at a price per Share equal to $22.50 or any higher price paid per Share pursuant to the Offer. Under the terms of the Stock Purchase Agreement, each Stockholder, including Mrs. Dunaway, has agreed to tender his, her or its Shares in the Offer and has given Purchaser a proxy to vote such Stockholder's Shares in favor of the Merger.

   Pursuant to the Stock Purchase Agreement, the Stockholders have agreed that for a period of four years following the closing under the Stock Purchase Agreement no Stockholder (other than certain Stockholders specified in the Stock Purchase Agreement), without the prior written consent of Thomson, will engage, directly or indirectly, in the tax and accounting software business (as defined in the Stock Purchase Agreement).

Letter Agreement for Reimbursement of Fees. On November 30, 1997, Mrs. Dunaway, Mr. Stephen T. Winn, Mr. James R. Dunaway, Jr., Dr. David L. Winn and Francis W. Winn (together the "Winn Family Members") entered into a letter agreement (the "Letter Agreement") with the Company which provides that if any of the Winn Family Members sells or agrees to sell his or her Shares in any transaction that requires the Company to make payments to or for the benefit of Goldman Sachs (a "Winn Family Transaction") and the Company's shareholders other than the Winn Family Members are not provided the opportunity to sell Shares for the same or greater consideration at the same time or within 90 days following the Winn Family Transaction, the Winn Family Members will reimburse the Company for payments made to Goldman Sachs.

   The description of the Merger Agreement, the Stock Purchase Agreement and the other agreements contained herein does not purport to be complete, and is qualified in its entirety by reference to such agreements, which are filed as exhibits to this statement. The terms and conditions of the Offer are set forth in Purchaser's Offer to Purchase dated January 16, 1998 and the related Letter of Transmittal, which have been filed with the Securities and Exchange Commission (the "Commission") as exhibits to Purchaser's Tender Offer Statement on Schedule 14D-1 and to which reference is hereby made for additional information concerning the Offer.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

   (a) Agreement and Plan of Merger, dated as of January 12, 1998, among Parent, Purchaser and the Company (incorporated by reference to Exhibit (c)(1) of the Schedule 14D-1 filed with the Commission by Thomson and Purchaser on January 16, 1998).

   (b) Stock Purchase Agreement, dated as of January 12, 1998, among Parent, Purchaser and certain Stockholders of the Company (incorporated by reference to Exhibit (c)(2) of the Schedule 14D-1 filed with the Commission by Thomson and Purchaser on January 16, 1998).

   (c) Letter Agreement, dated as of November 30, 1997, among the Company, Mr. Stephen T. Winn, Mrs. Carol Winn Dunaway, Mr. James R. Dunaway, Jr., Dr. David L. Winn and Mr. Francis W. Winn.


                                 SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                       CAROL WINN DUNAWAY

   Date:  January 15, 1998

                       /s/ Carol Winn Dunaway
                       By:   Carol Winn Dunaway